Exhibit 99.4

For Immediate Release
            Press Contacts:
    Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635 (ET)
ir@nice.com

Yisca Erez
+972-9-775-3798 (CET)
NICE Systems Ltd.
 ir@nice.com

NICE Actimize Helps Streamline Processes for Brown Brothers Harriman
With the Actimize Trade Surveillance Portfolio, Self-Development Tool and
Enterprise Risk Case Manager

The Actimize self-development tool will help BBH’s compliance team customize its securities transaction monitoring needs

New York, June 9, 2015 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of financial crime, risk and compliance software for the financial services industry, will support and enhance Brown Brothers Harriman & Co.’s (BBH) compliance operations with expanded licensing of its Trade Surveillance portfolio, including the Actimize Trading Compliance Solution – Control Room and Actimize Enterprise Risk Case Manager solutions.

The license will also include the highly flexible Actimize self-development tool which tailors the Actimize Enterprise Trade Surveillance to BBH’s specific needs, as well as Actimize’s Enterprise Risk Case Manager, which enhances operational efficiencies by automating and streamlining processes and facilitates a unified view of risk across multiple lines of business, channels, products and customers.

“NICE Actimize’s compliance solutions continue to support our business to help us meet the ever-changing regulatory environment,” said Mark Margiotta, Vice President Trade Surveillance at Brown Brothers Harriman & Co. “There are benefits in continuing with a unified suite of products, coupled with the adoption of a single case management system, that will enable us to continue to manage our monitoring solutions.”

“As we continue to support our relationships with leading financial institutions with an innovative product roadmap, it has become increasingly important that company strategies adopt a holistic view across the institution to better manage risk,” said Joe Friscia, President of NICE Actimize. “And for companies with complex needs, our Enterprise Risk Case Manager removes information barriers and unites departments so they achieve full visibility and truly safeguard the institution and its clients.”

The Actimize Enterprise Trade Surveillance solution includes a complete set of advanced algorithms, an intuitive user interface, and automated alert management capabilities which allow firms to efficiently monitor for market manipulation, fraud, insider trading and behavioral patterning. The solution combines out-of-the-box detection scenarios across asset classes and Over-the-Counter (OTC) instruments, and investigation capabilities for detecting potential market manipulation and client abuse, together with robust query and reporting tools, desk supervision, and compliance oversight capabilities.

For more information on NICE Actimize’s proven Financial Markets Compliance Solutions, please visit our web site. For information on NICE Actimize’s Enterprise Case Management, click here.

About Brown Brothers Harriman
Brown Brothers Harriman & Co. (BBH) is a privately-held financial institution that has been a thought leader and solutions provider for almost 200 years. BBH serves the most discerning and sophisticated individuals and institutions with expertise in Private Banking, Investment Management, and Investor Services. BBH’s culture of accountability and integrity fosters deep and lasting relationships built on commitment, adaptability and trust. The company is independent, selective and specialized by design.

BBH operates in 17 locations, including New York, Boston, Beijing, Charlotte, Chicago, Denver, Dublin, Grand Cayman, Hong Kong, Kraków, London, Luxembourg, New Jersey, Philadelphia, Tokyo, Wilmington and Zürich. For more information, please visit www.bbh.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.nice.com/actimize.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Trademark note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.